UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _________ )

VIDEO WITHOUT BOUNDARIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

917 24E 400
(CUSIP Number)

Richard J. Kurtz,
270 Sylvan Avenue, Englewood Cliffs, NJ 07632
Tel No. 201-871-1055
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1 (e), 240.13d-1(f) or 240.13d-1(g), check the box. ⁫

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13D-7 for other parties to whom copies are to be sent.

▪
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No. 917 24E 400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Richard J. Kurtz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Not Applicable (b) Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): NOT APPLICABLE
6.	Citizenship or Place of Organization: US
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 6,003,500
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 6,003,500
	10.	Shares Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,003,500
12.	Check if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions): NOT APPLICABLE
13.	Percent of Class Represented by Amount in Row (11): 6.57%
14.	Type of Reporting Person (See Instructions): (IN)

Instructions for Cover Page

(1)
Names and I.R.S Identification Numbers of Reporting Persons - Furnished the full legal name of each person for whom the report if filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTION FOR COMPLYING WITH SCHEDULE 13D” below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1 (k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

ITEM

1.	Security and Issuer: Video Without Boundaries, Inc. Common Stock, Par Value $.001 per share Address of Issuer: 1975 E. Sunrise Boulevard 5th Floor Fort Lauderdale, FL 33304

2.	(a)	Name of Reporting Person: Richard J. Kurtz

	(b)	Business Address: 270 Sylvan Avenue, Englewood Cliffs, NJ 07632

	(c)	Reporting Person is CEO and Chairman of Kamson Corporation 270 Sylvan Avenue, Englewood Cliffs, NJ 07632

	(d)	N/A

	(e)	N/A

3.	Reporting Person is a US Citizen.

4.	Reporting Person acquired the securities as an investment and not pursuant to any other plans or proposals specified in (a) through (j) hereof.

5.	(a)	Reporting Person owns 6,003,500 shares of Issuer’s common stock constitutes 6.57% of the outstanding shares of common stock.

	(b)	Reporting Person has sole power to vote or direct the vote of the above shares and sole power to dispose or direct the disposition of the above shares.

	(c)
Richard J. Kurtz, the Reporting Person purchased a total of 1,465,000 shares during the past 60 days, in brokerage transactions in the over-the-counter public market. The date of purchase, amount and price paid is set forth below:

		Date	Amount Purchased	Price Paid Per Share
		6-9-06	310,000	0.145
		6-8-06	47,000	0.14
		6-12-06	70,000	0.145
		6-12-06	50,000	0.145
		6-12-06	20,000	0.145
		6-12-06	11,000	0.145
6-12-06	10,000	0.145
6-12-06	10,000	0.145
6-12-06	10,000	0.145
6-12-06	6,500	0.145
6-12-06	5,000	0.145
6-12-06	500	0.145
6-28-06	15,000	0.140
6-28-06	10,000	0.1425
6-29-06	116,500	0.148
6-29-06	83,500	0.147
6-26-06	40,000	0.147
8-08-06	4,340	0.1300
8-08-06	20,000	0.1300
8-08-06	35,660	0.1250
8-08-06	40,000	0.1300
8-09-06	5,000	0.1350
8-09-06	50,000	0.1300
8-09-06	75,000	0.1350
8-09-06	100,000	0.1350
8-09-06	100,000	0.1350
8-10-06	40,000	0.1350
8-10-06	55,000	0.1350
8-10-06	75,000	0.1350
8-10-06	100,000	0.1350

(d) No person other than Richard Kurtz, the Reporting Person, has the right or power to receive the proceeds from the sale of such securities.

(e) Not Applicable

6.	Reporting Person is not a party to any contract, arrangement, understanding or relationships with respect to the issuer or persons specified under this item.

7.
Material to be filed as exhibits:

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by § 240.13d-1(k) and copies of all written agreements, contacts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

There are no exhibits required to be filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2006
Date

/s/ Richard J. Kurtz
Signature

Richard J. Kurtz, Individual Investor
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

Attention: International misstatements or omissions of fact constitute Federal crime violations (See 18.U.S.C)